

August 7, 2025

Mattia Tomba
Co-Chief Executive Officer
Alchemy Investments Acquisition Corp 1
850 Library Avenue, Suite 204-F
Newark, DE 19711

> **Re: Alchemy Investments Acquisition Corp 1**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 4, 2025**
> **File No. 001-41699**

Dear Mattia Tomba:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 24

1. We note that you are seeking to extend your termination date to September 9, 2026, a date which is 40 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please include risk factor disclosure regarding the risk of being delisted from Nasdaq, including that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on May 9,2026. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you

may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered "covered securities."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julia Aryeh